Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

19 December 2005

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b) Exemption
<u>File No. 82-3841</u>

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

<u>Kerry Willcock</u>
Executive General Manager – Corporate and Legal

Enc.

dlw 1/4

Tabcorp

the bigger better game

19 December 2005

Dr Ziggy Switkowski appointed to the Tabcorp Board

Tabcorp today announced that Dr Ziggy Switkowski had been appointed as a Director of Tabcorp Holdings Limited, subject to regulatory approval.

Dr Switkowski, 57, is the former Chief Executive Officer and Managing Director of Telstra, and has a wealth of senior executive experience gained from working in large Australian and international organisations over the past 20 years.

Tabcorp Chairman, Mr Michael Robinson, welcomed Dr Switkowski to the Board, adding that he would bring significant business knowledge and skills to the company during an exciting growth period in Tabcorp's history.

Mr Robinson said: "Tabcorp will benefit greatly from the experience and calibre of Ziggy Switkowski who is one of Australia's leading businessmen.

"He brings enormous experience to the Tabcorp group and will make a valuable contribution to our company which operates leading brands in the casinos, gaming, wagering and media sectors."

Dr Switkowski was recently appointed as a director of the banking and insurance group Suncorp-Metway. Last month, Victorian Premier Steve Bracks appointed Dr Switkowski to be the new President of the Board for the Australian Centre for the Moving Image (ACMI), starting in January 2006.

Dr Switkowski holds an honors degree in Science and a PhD in nuclear physics from the University of Melbourne, with a further six years of post-doctoral research experience in international institutions. He is a graduate of the Harvard Business School's Advanced Management Program and is a fellow of the Australian Institute of Company Directors.

He was the Chief Executive Officer and Managing Director of Telstra from 1999 to July this year, and is a former Chief Executive Officer of Optus Communications. Prior to that he worked for Kodak (Australasia) for 18 years, serving as the Chairman and Managing Director from 1992-1996. At Kodak, Dr. Switkowski held positions in marketing, sales and business planning; he also spent three years with Eastman Kodak in New York, gaining valuable international experience. He is a former Director of Amcor and Foxtel.

Dr Switkowski is expected to join the Tabcorp Board in the first half of 2006 when all regulatory approvals are obtained.

For more information contact:
Bruce Tobin, General Manager Corporate Affairs
Tel: (03) 9868 2508